UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aris Mining Corporation

(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

04040Y109
(CUSIP Number)

Neil Woodyer
c/o 550 Burrard Street, Suite 2900
Vancouver, BC, Canada V6C 0A3
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04040Y109	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Neil Woodyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,991,394(1)
	8	SHARED VOTING POWER 1,111,111(2)
	9	SOLE DISPOSITIVE POWER 5,991,394(1)
	10	SHARED DISPOSITIVE POWER 1,111,111(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,102,505(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(3)
14	TYPE OF REPORTING PERSON IN

_______________
(1) Represents (i) 2,466,689 common shares, no par value (the "Common Shares") of Aris Mining Corporation (the "Issuer") held by Neil Woodyer and (ii) 3,524,705 Common Shares issuable on the exercise of warrants ("Warrants") and options vested and vesting within 60 days held by Neil Woodyer.

(2) Represents 1,111,111 Common Shares held by Colleen de Bonis Woodyer, the spouse of Neil Woodyer.

(3) Based on 141,319,237 Common Shares outstanding, calculated as follows, (i) 137,794,532 Common Shares issued and outstanding as of January 24, 2024, plus (ii) 3,524,705 Common Shares issuable on the exercise of Warrants and options held by Neil Woodyer.

CUSIP No. 04040Y109	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Colleen de Bonis Woodyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,111,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,111,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04040Y109	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares. The address of the Issuer's principal executive offices is 425 Hornby Street, Vancouver, BC, Canada, V6C 2Y2.

Item 2. Identity and Background.

This Schedule 13D is filed by Neil Woodyer and Colleen de Bonis Woodyer (together, the "Reporting Persons").

(1) Neil Woodyer

(a) Neil Woodyer

(b) c/o 550 Burrard Street, Suite 2900, Vancouver, BC, Canada V6C 0A3

(c) Neil Woodyer is the Chief Executive Officer and a director of the Issuer.

(d) During the last five years, Neil Woodyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Neil Woodyer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Neil Woodyer is a citizen of Canada.

(2) Colleen de Bonis Woodyer

(a) Colleen de Bonis Woodyer

(b) c/o 550 Burrard Street, Suite 2900, Vancouver, BC, Canada V6C 0A3

(c) Colleen de Bonis Woodyer is a self-employed art collector at La Simona, 54 Boulevard Jardin Exotique, 98000, Monaco.

(d) During the last five years, Colleen de Bonis Woodyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Colleen de Bonis Woodyer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Colleen de Bonis Woodyer is a citizen of Italy.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Common Shares.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used to purchase the Common Shares and Warrants were the personal funds of Neil Woodyer and Colleen de Bonis Woodyer, respectively.

Item 4. Purpose of Transaction.

The Common Shares reported in this Schedule 13D were acquired for investment purposes. Neil Woodyer is the Chief Executive Officer and a member of the board of directors of the Issuer (the "Board"). In such capacity, Neil Woodyer participates in the planning and decisions of the Issuer and the Board, which may from time to time include making decisions with respect to, developing plans respecting, or proposing changes to the management of the Issuer, composition of the Board, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors, the Reporting Persons may purchase additional Common Shares or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Shares or other securities of the Issuer that the Reporting Persons now beneficially own or may hereafter acquire. The Reporting Persons are always considering plans and proposals with respect to the Reporting Persons' investments in the Issuer that could result in any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

CUSIP No. 04040Y109	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

a) Based on the most recent information available, the aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

b) The numbers of Common Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

c) Except for the following transaction, the Reporting Persons have not had any transactions in the Common Shares that were effected during the past 60 days:  on January 12, 2024, 222,888 options of the Company, which were issued to Neil Woodyer on January 12, 2023, vested and became exercisable for 222,888 Common Shares at an exercise price of C$4.03 per Common Share.

In addition, on March 23, 2024, 121,079 options of the Company, which were issued on March 23, 2022, will vest and become exercisable for 121,079 Common Shares at an exercise price of C$3.80 per Common Share.

d) Not applicable.

e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, and is incorporated herein by reference in its entirety.

The Warrants held by Mr. Woodyer were issued pursuant to a warrant indenture, dated as of July 29, 2020, as supplemented on August 26, 2020, December 3, 2020 and September 26, 2022 (collectively, the "Warrant Indenture").  Reference is made to the full text of the Warrant Indenture, a copy of which is filed as Exhibits 99.2 through 99.5 hereto, which is incorporated herein by reference in its entirety.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.
Exhibit 99.2	Warrant Indenture, dated as of July 29, 2020
Exhibit 99.3	Supplement No. 1 to Warrant Indenture, dated as of August 26, 2020
Exhibit 99.4	Supplement No. 2 to Warrant Indenture, dated as of December 3, 2020
Exhibit 99.5

Supplement No. 3 to Warrant Indenture, dated as of September 26, 2022 (incorporated by reference to Exhibit 99.17 to the registration statement on Form 40FR12B filed by the Issuer with the SEC on September 6, 2023)

CUSIP No. 04040Y109	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2024	/s/ Neil Woodyer
NEIL WOODYER

/s/ Colleen de Bonis Woodyer
COLLEEN DE BONIS WOODYER